FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 3, 2026

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

Avenida Rebouças, 2942, 6th floor

(Address of principal executive offices)

Gustavo Javier Lopez,

Chief Financial and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

1Q27 RESULTS

São Paulo, November 3, 2026 – BrasilAgro (B3: AGRO3) (NYSE: LND) announces its consolidated results for the first quarter ended September 30, 2026 (“1Q27”). The consolidated information is prepared in accordance with the International Financial Reporting Standards (IFRS).

1Q27 HIGHLIGHTS

R$ 81.3 million
Net income
vs. a loss of R$64.3 million in 1Q26

R$ 50.8 million
Gain on farm sale
Rio do Meio
R$45 thousand/arable ha

R$ 94.6 million
Total adjusted EBITDA
+47% vs. 1Q26

1.05x
Adjusted net debt / EBITDA
↓ from 2.82x
as of 06/30/2026

R$ 626 million
Receivables from farm sales
R$218 million due within 12 months

57%
2026/27 soybean locked in
at US$12.26/bu
21% in June

Portfolio Monetization and Crop Protection

The sale of a portion of Rio do Meio farm generated a gain of R$50.8 million. The sale value recognized for accounting purposes, of R$77.0 million, corresponds to approximately 2.9 times the book value of the area, reinforcing the value-creation potential of our farmland portfolio.

A leaner balance sheet. Net debt adjusted for receivables from farm sales fell 51% in the quarter to R$136.3 million, equivalent to 1.05x Adjusted EBITDA over the last 12 months, compared with 2.82x in June 2026.

Advances in Crop Marketing and Operational Preparation

Hedging of the 2026/27 crop. We have hedged 57% of our soybean crop, purchased 94% of our fertilizer needs below budget, and planted 68% of the soybean crop, 17 days ahead of the pace of the previous crop year.



Hedge
Soybean locked in
US$ 12.26/bu
57%
Soybean FX
R$ 5.51/US$
65%
Cotton locked in
US¢ 77.00/lb
52%
Corn locked in
R$56.82/bag
32%
Inputs
Fertilizers purchased
94%
Crop protection products purchased
76%
Operations
Soybean planting
until 10/27
68%

brasilagro 20 anos
www.ri.brasil-agro.com
‘1

'2 HIGHLIGHTS OF THE PERIOD HEDGE POSITION INPUTS LOCKED IN (R$ thousand) 1Q27 1Q26 Change Revenues from Operations 300.860 302.969 -1% Gain from Farm Sales 50.822 - n.a Net Sales Revenue 351.682 30 2.969 16% Variation in bio. asset fair value. (19.568) (16.326) 20% Net Revenue¹ 332.114 286.643 16% Adj. EBI TDA fr om Oper ations 43.777 64.349 -32% Adj. EBI TDA Margin from Oper. (%) 15% 21% -6 p.p Adjusted EBI TDA² 94.599 64.349 47% Adjusted EBI TDA Margin (%) 28% 22% 6 p.p Net I ncome from Operations 30.463 (64.275) n.a Net Operating Margin (%) 10% -21% 31 p.p Net I ncome 81.285 (64.275) n.a Net I ncome Margin (%) 24% -22% 47 p.p. ¹ Net Revenue: Considers the change in fair value of biological assets and agricultural product and I mpairment. ² Adjusted EBI TDA was calculated by excluding biological assets in progress (sugarcane and grains planted) and adjusted for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms, developed areas and permanent crops. Commodity Volume traded Price locked in Soybeans 140.324 t ██████░░░░ 57% US$ 12,26/ bu Cotton 2.602 t █████░░░░░ 52% US¢ 77,00/ lb Corn 51.348 t ███░░░░░░░ 32% R$ 56,82/ sc Farm Receivables 47.761 t █████░░░░░ 51% US$ 12,36/ bu Exchange Volume traded Price locked in Soybeans USD 54.551 ██████░░░░ 65% R$/ US$ 5,51 Cotton USD 4.777 ██████░░░ 61% R$/ US$ 5,74 Farm Receivables USD 25.847 ██████░░░░ 65% R$/ US$ 5,48 % traded 26/ 27 Harvest % traded I nputs % locked in KCL (potassium) 50% I nputs % locked in MAP (phosphate) 95% KCL (potassium) 98% Nitrogen 79% Defensives 76% █████████████████ ███████████████░░ ██████████████░░░ I nputs locked in for the 27/ 28 harvest (position as of October 2026) Coverage ████████░░░░░░░░░ I nputs locked in for the 26/ 27 harvest (position as of October 2026) Coverage ████████████████░

'3 26/27 HARVEST ESTIMATES Planted Area (ha) 25/ 26 Harvest Realized (A) 26/ 27 Harvest Estimated (B) 26/ 27 Harvest Projected (C) Chg. (% ) B/ A Chg. (% ) C/ B Soybean 77.965 74.425 75.474 -5% 1% Corn 11.236 13.718 11.645 22% -15% Corn - 2nd Crop 14.493 13.892 13.240 -4% -5% Beans - 2nd Crop 2.120 - - n.a n.a Cotton 2.120 643 643 -70% n.a Cotton - 2nd Crop 1.448 1.966 1.966 36% n.a Ratoon Cane 25.748 27.167 26.676 6% -2% Plant Cane 3.935 3.221 3.221 -18% n.a Pasture 8.847 10.732 10.732 21% n.a Others 19.083 19.444 21.068 2% 8% Total 166.995 165.20 8 164 .664 - 1% n.a Production by crop (ton) 25/ 26 Harvest Realized (A) 26/ 27 Harvest Estimated (B) 26/ 27 Harvest Projected (C) Chg. (% ) B/ A Chg. (% ) C/ B Soybean 256.187 259.138 261.192 1% 1% Corn 72.734 85.319 73.123 17% -14% Corn - 2nd Crop 78.857 96.111 92.582 22% -4% Beans - 2nd Crop 2.041 - - n.a n.a Cotton 8.972 2.368 2.368 -74% n.a Cotton - 2nd Crop 7.602 10.010 10.010 32% n.a Total 4 26.393 4 52.94 6 439.275 6% - 3% I ncludes leased land, silage corn, sorghum, cover crop planting, and seed production Sugarcane Harvest Year Result 2025 Harvest Realized (Apr/ 01 to Dec/ 31) (A) 2026 Harvest Estimated (Apr/ 01 to Dec/ 31) (B) 2026 Harvest Projected (Apr/ 01 to Dec/ 31) (C) Chg. (% ) B/ A Chg. (% ) C/ B Tons harvested 1.741.625 2.176.350 2.055.243 25% -6% Hectares harvested 25.782 27.372 26.676 6% -3% TCH - Harvest tons per hectares 67,55 79,51 77,05 18% -3% Cattle Raising 25/ 26 Harvest Realized (A) 26/ 27 Harvest Estimated (B) 26/ 27 Harvest Projected (C) Chg. (% ) B/ A Chg. (% ) C/ B Hectares 8.847 10.732 10.732 21% n.a Number of heads 11.470 15.554 14.934 36% -4% Meat production (kg) 1.461.708 2.363.446 2.327.312 62% -2% Weight Gain per Day 0,42 0,44 0,44 3% n.a Weight Gain per hectare 165 220 217 33% -2%

1Q27 RESULTS

26/27 HARVEST COST ESTIMATES

26/27 Harvest (%) Estimated	Soybean	Corn	Corn - 2nd Crop	Cotton	Sugarcane	Cattle Raising
Variable costs	**78%**	**82%**	**94%**	**96%**	**69%**	**58%**
Seeds	11%	13%	14%	10%	0%	0%
Fertilizers	23%	29%	39%	23%	15%	0%
Defensives	16%	13%	10%	20%	5%	0%
Agricultural services	25%	25%	25%	27%	37%	0%
Fuels and Lubricants	3%	2%	3%	3%	8%	0%
Maintenance of machines and instruments	0%	0%	0%	0%	0%	10%
Animal Feed	0%	0%	0%	0%	0%	43%
Others	1%	0%	4%	13%	4%	5%
Fixed costs	**22%**	**18%**	**6%**	**4%**	**31%**	**42%**
Labor	6%	5%	5%	0%	3%	26%
Depreciation and amortization	1%	1%	1%	0%	13%	12%
IFRS 16	13%	11%	0%	0%	15%	0%
Others	1%	2%	0%	3%	0%	5%

Production Cost (R$/ha)	25/26 Harvest Realized (A)	26/27 Harvest Estimated (B)	26/27 Harvest Projected (C)	Chg. (%) B/A	Chg. (%) C/B
Soybean (1)	5.074	5.157	5.152	2%	n.a
Corn (1)	4.620	5.057	5.058	9%	n.a
Corn 2nd Crop	4.834	4.239	4.378	-12%	3%
Cotton	13.464	10.734	10.618	-20%	-1%
Cotton 2nd Crop + Pivot	15.876	14.055	14.059	-11%	n.a
Sugarcane	10.007	11.004	10.962	10%	n.a

(1) includes area opening amortization

It is worth noting that the estimates are hypothetical data and do not constitute a promise of performance. For more information on the Company's operating estimates, please refer to the projections section of our Reference Form.

brasilagro 20 anos | www.ri.brasil-agro.com '4

'5 MESSAGE FROM MANAGEMENT We began fiscal year 2026/27 with the resumption of the real estate cycle. In September, we sold 2,593 hectares of Rio do Meio farm, in Correntina (BA), of which 1,753 are arable hectares, for approximately R$45 thousand per arable hectare, 2.9 times the book value of the area. The transaction generated a gain of R$50.8 million and reinforces the thesis that has underpinned BrasilAgro for 20 years: acquiring, developing and monetizing land with value creation. As a result, together with the R$76.0 million appreciation of receivables from farm sales, we ended the quarter with net income of R$81.3 million, reversing the R$64.3 million loss recorded in 1Q26, and Total Adjusted EBITDA of R$94.6 million, up 47%. The quarter took place in a still challenging environment for agribusiness. The Selic rate fell to 13.75% per year in September, but interest rates continue to weigh on our cost of debt. The Brazilian real remained stable in the quarter, at around R$5.17 per U.S. dollar at the end of September, and depreciated after the second round of the elections, with the dollar above R$5.40 in early November — which increases, in reais, the value of the still- unhedged portion of the crop and of soybean-linked receivables. On the weather front, the transition to El Niño calls for greater caution in planting, and geopolitical tensions, such as the restrictions in the Strait of Hormuz, increase the volatility of fertilizer, crop protection and freight prices, a risk we mitigate by bringing forward our input purchases. Our balance sheet became leaner. The receipt of R$71.7 million in farm sale installments, together with the receivables from the Rio do Meio transaction, reduced net debt adjusted for receivables from R$280.5 million to R$136.3 million in the quarter, and the ratio to Adjusted EBITDA over the last 12 months went from 2.82x to 1.05x. We have R$626 million in receivables from farm sales, of which R$218 million are due within the next 12 months. In our agricultural operations, Net Operating Revenue remained stable at R$300.9 million, and Adjusted EBITDA from Operations totaled R$43.8 million, 32% below 1Q26. About two-thirds of this difference came from the result from derivatives, which shifted from a gain of R$9.6 million to a loss of R$3.4 million due to higher soybean prices — the same movement that raised the average selling price of the grain by 7%. The remainder reflects lower soybean and corn margins and higher other operating expenses. In sugarcane, productivity improved: we harvested 1.2 million metric tons between April and September, with a TCH of 75.86, 9% higher than in the same period of 2025. For the 2026/27 crop year, we made progress in protecting our margins. We have already hedged 57% of our soybeans, at US$12.26 per bushel, 11% above the price locked in for the previous crop year, and purchased 94% of our fertilizers below budget. In light of El Niño, we revised the planting window and crop mix farm by farm: we removed corn from the less suitable areas in Mato Grosso and, where the numbers favored soybeans, we switched crops. To date, we have planted 68% of the planned soybean area, in line with the plan and 17 days ahead of the previous crop year. On October 21, the Shareholders' Meeting approved the distribution of R$30.0 million in dividends, equivalent to R$0.3012 per share, payable as of November 16, reinforcing our commitment to shareholder returns. We remain confident that BrasilAgro's business model, which combines agricultural operations with the development and selective monetization of land, continues to be capable of creating value across different cycles. With a leaner balance sheet, significant receivables and the 2026/27 crop well under way, we have the flexibility to navigate a year of more uncertain weather and to capture opportunities in the land market. We thank our employees, partners and shareholders for their trust. André Guillaumon, CEO, BrasilAgro REAL ESTATE PERFORMANCE SALE OF RIO DO MEIO FARM

1Q27 RESULTS

In September 2026, the Company sold a portion of Rio do Meio farm, located in Correntina, BA. The transaction generated a gain of R$50.8 million in the quarter.

According to the financial statements, the recorded sale value was R$94.2 million. After the present value adjustment of R$17.2 million, revenue recognized on the transaction totaled R$77.0 million. Considering the book value of R$26.2 million of the area sold, the gain was R$50.8 million.

The transaction reinforces BrasilAgro's strategy of capturing the appreciation of developed land through selective monetization of its portfolio.

Rio do Meio	Transaction data
Sale recorded in the financial statements	**R$94.2 million**
(-) Present value adjustment	(R$17.2 million)
Recognized revenue	R$77.0 million
(-) Book cost of the sold area	(R$26.2 million)
Gain on sale	R$50.8 million
Price-to-book ratio	2.9x
Expected IRR	26.2% in BRL and 20.9% in USD

PROPERTY PORTFOLIO

The Company's property portfolio comprises 254,548 hectares across six Brazilian states, as well as Paraguay and Bolivia.

The current mix of production area, which includes owned and leased land, enables greater flexibility in portfolio management and reduces volatility in operating cash flow.

	Brazil	Bolivia	Paraguay	Total	% total
Owned Arable Area	78.769	9.031	32.210	120.010	63%
Leased Arable Area	69.020	1.065	-	70.085	37%
Total Arable Area	**147.789**	**10.096**	**32.210**	**190.095**	**-**
Reserve + Owned Areas*	37.289	851	26.313	64.453	-
Total				**254.548**	**-**

Only the legal reserves and APP (permanent preservation area) of the company's own areas are under its management.

OPERATIONAL PERFORMANCE 26/27

The table below shows the projected cultivated area for the 2026/27 crop year by region.

brasilagro 20 anos | www.ri.brasil-agro.com '6

'7 The total area projected for the 2026/27 crop year is 164,664 hectares, in line with the estimate disclosed in 4Q26 and 1% smaller than the 2025/26 area. The estimate reflects a 15% decrease in first-crop corn area, which is concentrated in Mato Grosso, as well as a 5% decrease in second-crop corn area. Conversely, the soybean area expands 1%, while the area allocated to other crops, including cover crops, advances 8%. With no recovery in corn prices, some land less suited to corn was placed in fallow or planted with cover crops. In other areas, stronger soybean prices made soybeans more profitable than corn. Accordingly, the revised planting plan maintains the selective allocation of acreage established for the 2026/27 crop year, prioritizing crops and regions with a more favorable risk-return profile. Grains and Cotton Crop BA SP MA MT PI Brasil Bolivia Paraguay Total Ratoon Cane - 4.751 15.489 4.542 - 24.782 1.893 - 26.676 Plant Cane - 950 1.950 - - 2.900 321 - 3.221 Soybean 19.432 1.030 5.741 28.302 10.668 65.172 4.006 6.295 75.474 Corn 690 - 1.027 1.473 4.849 8.040 - 3.605 11.645 Corn 2nd Crop 673 - 1.079 11.006 482 13.240 - - 13.24 0 Cotton 250 - - - - 250 - 393 643 Cotton 2nd Crop 1.966 - - - - 1.966 - - 1.966 Others 13.758 - - 1624 - 15.382 1.022 4.664 21.0 68 Agricultural Total 36.769 6.731 25.286 46.948 15.999 131.732 7.24 3 14.957 153.933 Pasture 1.920 - - 2.228 - 4.148 - 6.583 10 .732 Total 38.689 6.731 25.286 49.176 15.999 135.881 7.24 3 21.541 164.664 46% 15% 0% 18% 6% 2% 13% Production Area by Crop Soybeans Corn and Corn 2nd Crop Bean and Bean 2nd Crop Sugarcane Pasture Cotton Other 164.664 hectares 45% 9% 46% Production Area by property Owned Area operated by BrasilAgro Leased to third parties Leased Area operated by BrasilAgro 164.664 hectares

1Q27 RESULTS

Production per product (tons)	25/26 Harvest Realized (A)	26/27 Harvest Estimated (B)	26/27 Harvest Projected (C)	Chg. (%) B/A	Chg. (%) C/B
Soybean	256.187	259.138	261.192	1%	1%
Corn	72.734	85.319	73.123	17%	-14%
Corn - 2nd Crop	78.857	96.111	92.582	22%	-4%
Beans - 2nd Crop	2.041	-	-	n.a	n.a
Cotton	8.972	2.368	2.368	-74%	n.a
Cotton - 2nd Crop	7.602	10.010	10.010	32%	n.a
Total	**426.393**	**452.946**	**439.275**	6%	-3%

Estimated grain and cotton production for the 2026/27 crop year is 439,300 metric tons, 3% below the initial estimate and 3% above the prior crop year.

Soybean production is estimated at 261,200 metric tons, up 1% from the initial projection, while first-crop corn production was revised to 73,100 metric tons, down 14%, primarily due to a smaller planted area. For second-crop corn, the estimate is 92,600 metric tons, a 4% decrease.

To date, 68% of the planned soybean acreage has been planted, 17 days ahead of the previous crop year. Of the total planted area, 73% was planted within the optimal planting window, and 53% was planted with company-owned seed.

Sugarcane

Sugarcane Harvest Year Result	2025 Harvest Realized (Apr/01 to Dec/31) (A)	2026 Harvest Projected (Apr/01 to Dec/31) (B)	2026 Harvest Realized (Apr/01 to Sep/30) (C)	Chg. (%) B/A	Chg. (%) C/B
Tons harvested	1.741.625	2.055.243	1.202.116	18%	-42%
Hectares harvested	25.782	26.676	15.847	3%	-41%
TCH - Harvest tons per hectares	67,55	77,05	75,86	14%	-2%

The 2026 sugarcane harvest continues to be affected by weather conditions and the crushing pace of the mills. As of September 30, 2026, 1.2 million metric tons had been harvested, with 75.86 metric tons of cane per hectare (TCH), compared with 1.6 million metric tons and a TCH of 69.46 in the same period of the prior crop year.

In Maranhão, the slower crushing pace at the mills delayed the harvest and led to the deferral of approximately 175,000 metric tons of sugarcane to the next quarter.

In light of these conditions, the Company revised its 2026 crop production forecast to 2.06 million metric tons, with estimated TCH of 77.05, compared with the initial estimate of 2.18 million metric tons and TCH of 79.51.

Cattle Raising

Cattle Raising	25/26 Harvest Realized (A)	26/27 Harvest Estimated (B)	26/27 Harvest Realized (C)	Chg. (%) B/A	Chg. (%) C/B
Hectares	8.847	10.732	10.034	21%	-7%
Number of heads	11.470	15.554	13.101	36%	-16%
Meat production (kg)	1.461.708	2.363.446	415.049	62%	-82%
Weight Gain per Day	0,42	0,44	0,36	3%	-17%
Weight Gain per hectare	165	220	41	33%	-81%

We have an inventory of 13,100 head of cattle distributed over 10,000 hectares of active pasture in Brazil and Paraguay. Beef production came to 415,000 kilograms (kg) in the quarter, with an average weight gain of 0.36 kg per day.

Note that the first months of each crop year historically register lower weight gain, due to the rainfall distribution and pasture availability.

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board.

brasilagro 20 anos | www.ri.brasil-agro.com ‘8

'9 Seasonality PLANTING AND HARVESTING SCHEDULE The agribusiness sector witnesses seasonality throughout the crop year, especially due to the cycles of each crop and the development of crops that depend on specific weather conditions. Consequently, the Company's operating revenues are also seasonal as they are directly related to crop cycles. In addition, the commercial strategy adopted for each crop year also has seasonal effects and directly impacts the Company's results. In the first and second quarters (July through December), net revenue from grains and cotton is usually lower. On the other hand, sugarcane generates net revenue more evenly during the crop year. EBITDA and Adjusted EBITDA EBITDA is presented according to accounting standards, based on Net Income adjusted for interest, taxes, depreciation and amortization. Adjusted EBITDA was calculated excluding gains from biological assets in formation (sugarcane and grains), adjusted by the realized gains/losses on derivatives and depreciation expenses, including depreciation of the farms' fixed assets, depreciation of the developed areas and depreciation of the permanent crop.

'10 EBITDA and Adjusted EBITDA from Operations In 1Q27, Adjusted EBITDA from Operations was R$43.8 million, down 32% from 1Q26. The decline primarily reflects a change in the result from derivatives, which shifted from a gain of R$9.6 million to a loss of R$3.4 million, mainly related to soybeans; increase in other operating expenses, particularly provisions for labor EBI TDA (R$ thousand) 1Q27 1Q26 Chg. (% ) Net I ncome/ Loss 81.285 (64.275) n.a I nterest (37.572) 40.066 n.a Taxes (6.229) (13.155) -53% Depreciations and amortizations 31.326 33.942 -8% EBI TDA 68.810 (3.422) n.a Adjusted EBI TDA (R$ thousand) 1Q27 1Q26 Chg. (% ) Net I ncome/ Loss 81.285 (64.275) n.a I nterest (37.572) 40.066 n.a Taxes (6.229) (13.155) -53% Depreciations and Amortizations 31.326 33.942 -8% Elimination of biological gains 19.568 16.326 20% Accomplish Fair Value - Biological Asset 9.589 41.865 -77% Derivatives Results (3.368) 9.580 n.a Adjusted EBI TDA 94.599 64.349 47% EBI TDA (R$ thousand) 1Q27 1Q26 Chg. (% ) Net I ncom e/ Loss 30 .463 (64.275) n.a I nterest (37.572) 40.066 n.a Taxes (6.229) (13.155) -53% Depreciations and amortizations 31.326 33.942 -8% EBI TDA 17.988 (3.422) n.a Adjusted EBI TDA (R$ thousand) 1Q27 1Q26 Chg. (% ) Net I ncom e/ Loss 30 .463 (64.275) n.a I nterest (37.572) 40.066 n.a Taxes (6.229) (13.155) -53% Depreciations and Amortizations 31.326 33.942 -8% Elimination of biological gains 19.568 16.326 20% Accomplish Fair Value - Biological Asset 9.589 41.865 -77% Derivatives Results (3.368) 9.580 n.a Adjusted EBI TDA 43.777 64.349 - 32% 64.3 43.8 94.6 2.0 0.6 50.8 3.9 2.6 3.8 12.9 1Q26 Adj. EBITDA Gross result from crops Depreciation in cost and expenses Selling expenses General and admin. exp. Other operating income/exp. Derivatives result 1Q27 Adj. EBITDA Farm sale gain 1Q27 Total Adj. EBITDA Adjusted EBITDA: 1Q26 vs. 1Q27 (in R$ million)

'11 contingencies and expenses related to new businesses associated with the second phase of an agricultural partnership; and a R$3.9 million decrease in the gross income from crops, reflecting lower contributions from soybeans and corn, partially offset by cotton and sugarcane. Considering the R$50.8 million gain from the sale of a portion of Rio do Meio farm, Total Adjusted EBITDA reached R$94.6 million, a 47% increase compared with 1Q26. Statement of Income NET SALES REVENUE FARM SALE In 1Q27, results benefited from a R$50.8 million gain on the sale of part of Rio do Meio farm. No gains from farm sales were recorded in 1Q26. SALE OF AGRICULTURAL PRODUCTS Net Revenue (R$ thousand) 1Q27 1Q26 Chg. (% ) Total 351.682 30 2.969 16% Sale of Farm 50.822 - n.a Sale of Agricultural Products 300.860 302.969 -1% Farm Sales (R$ thousand) 1Q27 1Q26 Chg. (% ) Nominal Value of Sale 94.226 - n.a Present Value Adjustment (17.233) - n.a Revenue from Farms Sale 76.993 - n.a Selling Costs (26.171) - n.a Farm Sale Gain 50 .822 - n.a

'12 In 1Q27, net operating revenue totaled R$300.9 million, remaining virtually stable compared with 1Q26. Operating result was influenced by higher corn sales, with revenue increasing from R$19.5 million to R$55.2 million and sales volume reaching 69,900 metric tons, compared with 23,800 metric tons in 1Q26. This growth partially offset lower revenue from soybeans (-7%), sugarcane (-10%), and cotton lint (-50%). For soybeans, lower sales volume was partially offset by a higher average price, while the decline in sugarcane revenue reflected lower volumes and average prices. VARIATION IN FAIR VALUE OF BIOLOGICAL ASSETS The variation in fair value of biological assets is determined by the difference between the harvested volume at market value (net of commercial expenses and taxes) and the production costs incurred (including direct and indirect costs, leasing, and depreciation). Harvested agricultural products are measured at fair value at the time of harvest taking into account the market price in the corresponding distribution channel of each farm. IMPAIRMENT (REVERSAL OF PROVISION FOR RECOVERABLE VALUE OF AGRICULTURAL PRODUCTS, NET) Net Revenue (R$ thousand) 1Q27 1Q26 Chg. (% ) Total 30 0 .860 30 2.969 - 1% Soybean 112.148 120.559 -7% Corn 55.227 19.538 n.a Beans 1.760 2.890 -39% Feather Cotton 8.300 16.498 -50% Seed Cotton 697 4.119 -83% Sugarcane 116.322 128.733 -10% Cattle Raising 4.442 10.108 -56% Leasing 1.816 1.228 48% Others 149 (703) n.a Quantity sold (tons) 1Q27 1Q26 Chg. (% ) Total 90 4.930 90 0 .560 n.a Soybean 54.821 63.235 -13% Corn 69.923 23.777 n.a Beans 1.054 749 41% Feather Cotton 1.064 2.351 -55% Seed Cotton 788 4.449 -82% Sugarcane 776.624 804.034 -3% Cattle Raising 400 1.026 -61% Others 256 939 -73% Changes in the fair value of biological assets (R$ thousand) 1Q27 1Q26 Chg. (% ) Total (20 .445) (16.975) 20 % Soybean 1.580 (1.445) n.a Corn (8.785) (2.005) n.a Cotton 4.193 (18.294) n.a Sugarcane (18.296) 4.896 n.a Cattle Raising 714 124 n.a Others 149 (251) n.a

'13 A provision for adjustment of inventories to the net realizable value of the agricultural products is created when the value recorded in inventory is higher than the realization value. The realization value is the estimated sales price during the normal course of business less the estimated selling expenses. COST OF GOODS SOLD (COGS) In 1Q27, cost of goods sold (COGS) totaled R$261.8 million, down 10% from 1Q26, primarily reflecting a lower fair-value amount of biological assets allocated to cost of goods sold, which fell from R$41.9 million to R$9.6 million, as well as a 29% reduction in sugarcane costs. Conversely, corn costs rose from R$17.0 million to R$54.8 million, in line with the higher volume sold during the period. The costs of soybeans (-14%), cotton lint (-47%), and cattle raising (-60%) also contributed to the reduction in COGS. GROSS INCOME BY CROP Reversal of provision for agricultural products after harvest (R$ thousand) 1Q27 1Q26 Chg. (% ) Total 877 649 35% Soybean - (523) n.a Corn 877 1.172 -25% Cotton - - n.a Others - 1 n.a (R$ thousand) 1Q27 1Q26 Chg. (% ) Cost of Goods Sold (252.233) (250 .491) 1% Soybean (82.375) (84.295) -2% Corn (53.877) (15.721) n.a Bean (2.211) (3.294) -33% Feather Cotton (8.456) (19.172) -56% Seed Cotton (662) (4.182) -84% Sugarcane (96.474) (110.277) -13% Cattle Raising (4.195) (10.430) -60% Leasing - (526) n.a Others (3.983) (2.594) 54% (R$ thousand) 1Q27 1Q26 Chg. (% ) Total Cost of Goods Sold (261.822) (292.356) - 10 % Soybean (100.879) (116.850) -14% Corn (54.795) (17.005) n.a Bean (2.211) (3.294) -33% Feather Cotton (8.610) (16.205) -47% Seed Cotton (760) (3.398) -78% Sugarcane (87.043) (122.158) -29% Cattle Raising (4.195) (10.430) -60% Leasing - (526) n.a Others (3.329) (2.490) 34%

'14 In 1Q27, soybean gross margin was 27%, compared with 30% in 1Q26. The average selling price increased 7%, while unit costs rose 13%, primarily due to write-downs resulting from quality adjustments to soybeans from the 2025/26 crop. Invoiced volume was 13% lower, contributing to an 18% decline in the gross income from soybeans, which totaled R$29.8 million. In 1Q27, corn gross margin was 2%, compared with 20% in 1Q26, reflecting a 17% increase in unit costs and a 4% decline in the average selling price, which reduced profitability per metric ton and contributed to a 65% decrease in the gross income from corn, despite higher invoiced volumes. In addition, approximately 45% of the volume sold was affected by higher harvesting costs, due to losses associated with pig damage. The gross margin on beans was -26% in 1Q27, compared with -14% in 1Q26, primarily affected by a 57% decline in the average selling price, caused by the sale of inventories from prior crop years that had quality issues. Although unit cost decreased by 52%, it remained above the average selling price, putting pressure on the crop's gross margin. Soybeans 1Q27 1Q26 Chg. (% ) Quantity sold (tons) 54.821 63.235 -13% Net Revenue 112.148 120.559 -7% Unit Price (R$/ ton) 2.046 1.907 7% Total Cost (82.375) (84.295) -2% Cost (R$/ ton) (1.503) (1.333) 13% Gross Unit Result (R$/ ton) 543 573 -5% % Gross Result 27% 30% -3p.p Total 29.772 36.264 - 18% Derivatives Result (4.043) 2.869 n.a Total Gross Result with derivatives 25.730 39.134 - 34% Corn 1Q27 1Q26 Chg. (% ) Quantity sold (tons) 69.923 23.777 n.a Net Revenue 55.227 19.538 n.a Unit Price (R$/ ton) 790 822 -4% Total Cost (53.877) (15.721) n.a Cost (R$/ ton) (771) (661) 17% Gross Unit Result (R$/ ton) 19 161 -88% % Gross Result 2% 20% -18 p.p Total 1.350 3.817 - 65% Derivatives Result 227 6.691 -97% Total Gross Result with derivatives 1.577 10 .50 9 - 85% Beans 1Q27 1Q26 Chg. (% ) Quantity sold (tons) 1.054 749 41% Net Revenue 1.760 2.890 -39% Unit Price (R$/ ton) 1.669 3.858 -57% Total Cost (2.211) (3.294) -33% Cost (R$/ ton) (2.097) (4.397) -52% Gross Unit Result (R$/ ton) (428) (540) -21% % Gross Result -26% -14% -12 p.p Total (451) (40 4) 12% Derivatives Result - - n.a Total Gross Result with derivatives (451) (40 4) 12%

1Q27 RESULTS

Sugarcane	1Q27	1Q26	Chg. (%)
Quantity sold (tons)	776.624	804.034	-3%
Net Revenue	116.322	128.733	-10%
Unit Price (R$/ton)	150	160	-6%
Total Cost	(96.474)	(110.277)	-13%
Cost (R$/ton)	(124)	(137)	-9%
Gross Unit Result (R$/ton)	26	23	11%
% Gross Result	17%	14%	3 p.p
Total	**19.849**	**18.456**	**8%**
Derivatives Result	-	(1.094)	n.a
Total Gross Result with derivatives	**19.849**	**17.362**	**14%**

In 1Q27, sugarcane gross margin was 17%, compared with 14% in 1Q26, thanks to a 9% reduction in unit costs, which offset decreases of 6% in the average selling price and 3% in invoiced volume. Gross income totaled R$19.8 million, an 8% increase compared with the same period of the prior year.

The average Total Recoverable Sugar (TRS) price (Company mix) was R$1.04 in 1Q27, down 13% from R$1.19 in 1Q26. In Maranhão, the slower pace of crushing at the mills led to approximately 175,000 metric tons of sugarcane being deferred to the next quarter.

Feather Cotton	1Q27	1Q26	Chg. (%)
Quantity sold (tons)	1.064	2.351	-55%
Net Revenue	8.300	16.498	-50%
Unit Price (R$/ton)	7.803	7.017	11%
Total Cost	(8.456)	(19.172)	-56%
Cost (R$/ton)	(7.949)	(8.155)	-3%
Gross Unit Result (R$/ton)	(146)	(1.137)	-87%
% Gross Result	-2%	-16%	14 p.p
Total	**(155)**	**(2.674)**	**-94%**
Derivatives Result	907	1.318	-31%
Total Gross Result with derivatives	**751**	**(1.356)**	**n.a**

Seed Cotton	1Q27	1Q26	Chg. (%)
Quantity sold (tons)	788	4.449	-82%
Net Revenue	697	4.119	-83%
Unit Price (R$/ton)	884	926	-5%
Total Cost	(662)	(4.182)	-84%
Cost (R$/ton)	(840)	(940)	-11%
Gross Unit Result (R$/ton)	44	(14)	n.a
% Gross Result	5%	-2%	7 p.p
Total	**34**	**(63)**	**n.a**
Derivatives Result	-	-	n.a
Total Gross Result with derivatives	**34**	**(63)**	**n.a**

In 1Q27, the gross margin on cotton lint was -2%, compared with -16% in 1Q26. The improvement reflects an 11% increase in the average unit selling price and a 3% reduction in unit cost.

Cottonseed gross margin increased from -2% in 1Q26 to 5% in 1Q27, reflecting an 11% reduction in unit cost, which offset a 5% decline in the average selling price.

brasilagro 20 anos | www.ri.brasil-agro.com '15

1Q27 RESULTS

Cattle Raising	1Q27	1Q26	Chg. (%)
Quantity sold (tons)	400	1.026	-61%
Net Revenue	4.442	10.108	-56%
Unit Price (R$/ton)	11.104	9.850	13%
Total Cost	(4.195)	(10.430)	-60%
Cost (R$/ton)	(10.488)	(10.163)	3%
Gross Unit Result (R$/ton)	617	(313)	n.a
% Gross Result	6%	-3%	9 p.p
Total	**247**	**(322)**	**n.a**
Derivatives Result	(91)	64	n.a
Total Gross Result with derivatives	**156**	**(257)**	**n.a**

In 1Q27, cattle raising posted gross margin of +6%, as against -3% in 1Q26. The improvement primarily reflects higher fed cattle prices in the market, which contributed to a 13% increase in the average selling price, despite a 3% rise in unit costs. Invoiced volume was 61% lower, mainly due to the impact of the sale of Preferência farm on the basis of comparison.

Total Gross Income	1Q27	1Q26	Chg. (%)
Soybeans	29.772	36.264	-18%
Corn	1.350	3.817	-65%
Beans	(451)	(404)	12%
Sugarcane	19.849	18.456	8%
Feather Cotton	(155)	(2.674)	-94%
Seed Cotton	34	(63)	n.a
Cattle raising	247	(322)	n.a
Others	(2.018)	(2.595)	-22%
Biological Assets	(29.157)	(58.191)	-50%
Agricultural Products	**19.470**	**(5.712)**	**n.a**
Gain from sale of farm	50.822	-	n.a
Total	**70.292**	**(5.713)**	**n.a**

[1] Biological Assets = Variation in the Fair Value of the Biological Asset + Biological Assets appropriated to cost.

In 1Q27, gross income totaled R$70.3 million, reversing the negative result of R$5.7 million recorded in 1Q26. The performance was driven by a R$50.8 million gain on the sale of a portion of Rio do Meio farm and a smaller negative contribution from biological assets, whose impact decreased from a negative R$58.2 million to a negative R$29.2 million.

Excluding the impact of biological assets and the gain on the farm sale, gross income from agricultural products was R$48.6 million, 7% below 1Q26, primarily reflecting a lower contribution from soybeans.

SELLING EXPENSES

(R$ thousand)	1Q27	1Q26	Chg. (%)
Selling expenses	**(12.959)**	**(14.992)**	-14%
Freight	(6.940)	(8.089)	-14%
Storage and Processing	(3.871)	(6.535)	-41%
Fees	(510)	(56)	n.a
Provision for doubtful accounts	(1.290)	-	n.a
Others	(347)	(312)	11%

Selling expenses totaled R$13.0 million in 1Q27, down 14% from 1Q26, mainly due to a 14% reduction in freight expenses and a 41% decrease in storage and processing costs, driven by the lower volume of cotton processed

brasilagro 20 anos | www.ri.brasil-agro.com ‘16

1Q27 RESULTS

during the period. This effect was partially offset by the recognition of a R$1.3 million provision for expected credit losses (PDD), related to nonpayment of a lease in Paraguay.

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	1Q27	1Q26	Chg. (%)
General and Administrative Expenses	**(15.974)**	**(16.587)**	**-4%**
Depreciation and Amortization	(821)	(805)	2%
Personnel expenses	(9.713)	(8.678)	12%
ILPA expenses	-	(399)	n.a
Expenses with services providers	(1.738)	(1.392)	25%
Leases and Rents	(92)	(104)	-12%
Taxes and fees	(1.788)	(2.699)	-34%
Travel expenses	(150)	(222)	-32%
Softwares & Signatures	(1.007)	(1.270)	-21%
Insurance	(135)	(181)	-25%
Others expenses	(530)	(837)	-37%

In 1Q27, general and administrative expenses totaled R$16.0 million, a 4% reduction compared to 1Q26. The change mainly reflects lower tax and fee expenses, driven by the earlier receipt, compared with the prior year, of Rural Land Tax (ITR) reimbursements from buyers of farms sold, as well as reduced spending on software and subscriptions, business travel, and insurance.

These effects were partially offset by a 25% increase in service provider expenses, mainly legal fees and audit services, and a 12% increase in personnel expenses. The latter already reflects the reversal of R$4.3 million related to the 3rd ILPA Plan (Share-Based Long-Term Incentive Plan), since the performance targets established for the program were not met.

OTHER OPERATING INCOME / EXPENSES

(R$ thousand)	1Q27	1Q26	Chg. (%)
Other operating income/ expenses	**(3.875)**	**(72)**	**n.a**
Gain/ Loss on sale of fixed assets	(526)	(177)	n.a
Expenses with Acquisition	(852)	(115)	n.a
Expenses with lawsuits	(2.232)	31	n.a
Tax expenses	1	-	n.a
Others	(266)	189	n.a

In 1Q27, other operating expenses totaled R$3.9 million, compared with R$0.1 million in 1Q26. The variation primarily reflects:

(i) a loss of R$0.5 million on the write-off of property, plant and equipment, resulting from an adjustment to the balance of assets with differing useful lives.

(ii) R$0.9 million in new business expenses related to the second phase of an agricultural partnership;

(iii) the recognition of R$2.2 million in provisions for labor contingencies.

FINANCIAL INCOME (LOSS)

brasilagro 20 anos | www.ri.brasil-agro.com '17

'18 The consolidated financial result comprises the following elements: (i) interest on loans and financing; (ii) monetary variations; (iii) exchange variations on offshore accounts, loans and inputs; (iv) fair value adjustment of receivables from farm sales and other liabilities, net of interest accrued on lease contracts; (v) realized and unrealized results from derivative transactions; (vi) fair value adjustments to loans and debentures protected by derivative instruments designated as fair value hedges; and (vii) other financial income and expenses, including income and expenses from financial investments, bank charges and other financial charges. Fair value adjustment to receivables: The result was influenced by the appreciation in soybean prices on the Chicago Board of Trade (CBOT), which rose from US$10.61/bushel in September 2025 to US$13.32/bushel in September 2026. Over the comparative period, the soybean premium also declined from US$0.77/bushel to US$0.36/bushel, a component used in determining the final price. Interest expense: Interest expense increased due to a higher debt balance, which rose from R$895.0 million in September 2025 to R$1.074 billion in September 2026. Derivatives: In 1Q27, results from derivative transactions were primarily affected by commodity strategies, which posted a loss of R$11.8 million, mainly due to the increase in soybean prices on the CBOT. U.S. dollar strategies generated a gain of R$2.9 million, while debt-linked swaps, combined with the fair value adjustment of hedged debt, had a negative impact of R$0.4 million. In 1Q26, commodity and USD strategies generated gains of R$9.6 million and R$16.5 million, respectively, partially offset by a loss of R$6.1 million from interest rate swaps. As of July 2026, the Company began applying hedge accounting to certain transactions, changing the timing of accounting recognition of the effects of hedging instruments, with no change to their economic effects. Losses of R$18.1 million on cash flow hedge derivatives (R$11.9 million net of taxes) were recorded in equity and will be recognized in operating income upon realization of the hedged sales. (R$ thousand) 1Q27 1Q26 Chg. (% ) Total 37.572 (40 .0 66) n.a I nterest (i) (24.846) (22.597) 10% Monetary variation (ii) - (3) n.a Exchange vartiation (iii) 3.153 9.635 -67% Present value adjustment (iv) 60.890 (54.881) n.a Derivative operations results (v) (7.603) 20.013 n.a Fair value of loans, financing and deb. (vi) (1.709) - n.a Other financial income / expenses (vii) 7.687 7.767 -1%

1Q27 RESULTS

DERIVATIVE OPERATIONS

HEDGE POSITION ON OCTOBER 27, 2026

Harvest	Soybeans			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
25/26	217.276 ton	98%	11,00	USD 70.139	99%	5,70
26/27	140.324 ton	57%	12,26	USD 54.551	65%	5,51

Harvest	Corn			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
25/26	113.468 ton	81%	54,15	-	-	-
26/27	51.348 ton	32%	56,82	-	-	-

Harvest	Cotton			FX		
	Volume	% of hedge[1]	Price (US¢/lb)	Volume (thousand)	% of hedge[2]	BRL/USD
25/26	4.980 ton	75%	70,34	USD 5.374	53%	6,65
26/27	2.602 ton	52%	77,00	USD 4.777	61%	5,74

Harvest	Ethanol			FX		
	Volume	% of hedge[3]	Price (R$/m³)	Volume (thousand)	% of hedge[2]	BRL/USD
25/26	22.800 m³	18%	2.483	-	-	-

Harvest	Total recoverable sugars (TRS)			FX		
	Volume	% of hedge[1]	Price (R$/kg ATR)	Volume (thousand)	% of hedge[2]	BRL/USD
25/26	6.000 ton	11%	1,10	-	-	-

Harvest	Farm Sale Receivables			FX		
	Volume	% of hedge[1]	Price (USD/bu)	Volume (thousand)	% of hedge[2]	BRL/USD
2026	84.386 ton	97%	11,02	29.987	97%	5,58
2027	47.761 ton	51%	12,36	25.847	65%	5,48

(1) Percentage of the soybean volume hedged, in metric tons.
(2) Percentage of expected revenue in USD.
(3) Percentage of the ethanol volume hedged, in m³.

Note: For ethanol hedge, we consider the crop year as the sugarcane calendar (April through March).

brasilagro 20 anos | www.ri.brasil-agro.com '19

'20 Balance Sheet CASH AND CASH EQUIVALENTS DEBT The average cost of debt is 92.95% of the CDI rate. TRADE ACCOUNTS RECEIVABLE Cash and Cash equivalents (R$ thousand) 0 9/ 30 / 20 26 0 6/ 30 / 20 26 Chg. (% ) Cash and Cash equivalents 277.787 168.499 65% Cash and Banks 25.944 32.992 -21% Bank deposit certificates 161.894 39.724 n.a Committed 38.369 95.783 -60% Others securities 51.580 - n.a Marketable securities 17.375 16.353 6% Financial Treasury Bill 17.375 16.353 6% Restricted Marketable securities 16.361 18.394 -11% Bank deposit certificates 16.361 18.394 -11% Total 311.523 20 3.246 53% (R$ thousand) 0 9/ 30 / 20 26 0 6/ 30 / 20 26 Chg. (% ) Short Term 533.970 475.0 18 12% Long Term 540 .0 70 549.282 - 2% Total I ndebtedness 1.0 74.0 40 1.0 24.30 0 5% (-) Cash and cash equivalents 311.523 203.246 53% (=) Net Debt 762.517 821.0 54 - 7% (-) Farm Receivables 626.225 540.593 16% (=) Adjusted Net Debt 136.292 280 .461 - 51% Adjusted EBI TDA for the last 12 months 129.584 99.335 30 % Adjusted Net Debt / Adjusted EBI TDA 1,0 5x 2,82x - 63% Adjusted Net Debt / NAV 4% 7% - 3 p.p (R$ thousand) 0 9/ 30 / 20 26 0 6/ 30 / 20 26 Chg. (% ) Sugarcane Sales 61.750 27.387 n.a Grains Sales 72.429 49.152 47% Cotton Sales 2.996 1.487 n.a Cattle Raising Sales 3.150 529 n.a Leases and Rents 12.692 19.379 -35% Machinery Sales 866 5.827 -85% Farm Sales 218.358 191.235 14% 372.241 294.996 26% Expected losses (4.784) (3.480) 37% Current total 367.457 291.516 26% Farm Sales 407.867 349.358 17% Non- current total 40 7.867 349.358 17%

'21 INVENTORIES The biological assets for cattle are measured at fair value and controlled in accordance with two methodologies: calves and steers (heifers) from 12 to 15 months are controlled and valued per head, while older cattle are controlled based on weight. INVESTMENT PROPERTIES The Company's business strategy is based on the acquisition, development, commercial exploration and sale of rural properties suitable for agricultural and cattle raising activities. The Company acquires rural properties with significant potential to create value through transformation of the asset and the development of profitable agricultural and cattle raising activities. Once a rural property is acquired, the Company strives to implement higher value-added crops and transform such properties by investing in infrastructure and technology. According to our strategy, when we understand that a rural property has reached its expected return, we sell it to realize capital gains. The rural properties acquired by the Company are recognized at their acquisition cost, which does not exceed their net realizable value, and recorded under "Non-Current Assets." Investment properties are assessed at their historical cost plus investments in buildings, improvements and clearing of areas, less accumulated depreciation, following the same criteria described for property, plant and equipment. (R$ thousand) 0 9/ 30 / 20 26 0 6/ 30 / 20 26 Chg. (% ) Soybean 33.369 98.086 -66% Corn 37.451 47.491 -21% Bean 8.027 10.779 -26% Cotton 43.953 4.783 n.a Other crops 1.549 1.328 17% Agricultural Products 124.349 162.467 - 23% Agricultural Products - Fair Value 15.442 27.051 -43% Agricultural products - adjustment to recoverable value (83) (1.267) -93% Supplies 160.366 84.006 91% Total 30 0 .0 74 272.257 10 % I nventories - Cattle Raising Total Heads Value (R$ thousand) I n June 30 , 20 26 12.846 53.518 Acquisition, Birth | Acquisition Expenses 999 4.090 Handling Expenses - 4.799 Sales (787) (4.140) Deaths (32) (111) Consumption (14) (79) Exchange variation - 1.665 Fair value variation - 714 I n September 30 , 20 26 13.0 12 60 .456

'22 DEPRECIATION - AREA CLEARING CAPEX - PROPERTY, PLANT AND EQUIPMENT (R$ thousand) Acquisition value Buildings and improvements Area Opening Operation Total Construction in progress I nvestment Properties I nitial Balance 950.468 127.603 228.545 1.306.616 30.806 1.337.422 Disposals (22.087) (2.402) (1.707) (26.196) - (26.196) Acquisitions - 3.208 405 3.613 6.527 10.140 Transfers - 3.721 5.226 8.947 (8.947) - Transfers between fixed assets - (167) - (167) (1.286) (1.453) Depreciation - (6.759) (8.607) (15.366) - (15.366) Cumulative Translation (49.655) (5.363) 32 (54.986) (140) (55.126) I n September 30 , 20 26 878.726 119.841 223.894 1.222.461 26.960 1.249.421 Depreciation (R$ thousand) 1Q27 1Q26 Chg. (% ) Maintenance (6.692) (6.712) n.a Opening (1.915) (2.018) -5% Total (8.60 7) (8.730) - 1% (R$ thousand) Buildings and improvements Equipment and facilities Vehicles and farm machinery Furniture and utensils Total in operation Sugarcane Total fixed assets I nitial Balance 25.747 77.799 19.830 4.010 127.386 150.581 277.967 Acquisitions - 654 (208) 63 509 3.612 4.121 Reductions - (705) (19) (44) (768) - (768) Transfers 1.405 48 - - 1.453 - 1.453 Depreciation (883) (2.206) (296) (163) (3.548) (17.904) (21.452) Cumulative Translation - (473) (50) (100) (623) (2.549) (3.172) As of September 30 , 20 26 26.269 75.117 19.257 3.766 124.40 9 133.740 258.149

'23 CAPITAL MARKETS The Company was the first agricultural production company to list its shares on the Novo Mercado segment of B3 (São Paulo Stock Exchange) and the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on the NYSE (New York Stock Exchange). Stock Performance On November 3, 2026, BrasilAgro's shares (AGRO3) were quoted at R$17.20, representing market capitalization of R$1.7 billion, while its ADRs (LND) were quoted at US$3.10. 80 90 100 110 120set-25out-25nov-25dez-25jan-26fev-26mar-26abr-26mai-26jun-26jul-26ago-26set-26 AGRO3 x Ibovespa (base 100 = 09/30/2025) AGRO3 IBOV HI GHLI GHTS - AGRO3 1Q27 1Q26 Average Daily Traded Volume (R$) 2.792.956 3.117.533 Maximum (R$ per share) 19,63 21,57 Mininum (R$ per share) 17,54 19,80 Average (R$ per share) 18,68 20,57 Closing Quote (R$ per share) 17,54 20,25 Variation in the period (%) -13% -14%

'24

'25 WEIGHTS AND MEASURES IN AGRIBUSINESS 1 ton 1.000 kg 1 Kilo 2,20462 pounds 1 pound 0,45359 kg 1 acre 0,1840 alqueire 1 hectare (ha) 2,47105 acres 1 hectare (ha) 10.000 m2 1 alqueire 5,4363 acres 1 bushel of soybean 60 pounds 27,2155 kg 1 bag of soybean 60 kg 2,20462 bushels 1 bushel/ acre 67,25 kg/ ha 1,00 US$/ bushel 2,3621 US$/ bag 1 bushel of corn 56 pounds 25,4012 kg 1 bag of corn 60 kg 2,36210 bushels 1 bushel/ acre 62,77 kg/ ha 1,00 US$/ bushel 2,3621 US$/ bag 1 arroba ~33.1 pounds 15 kg 1 arroba (feeder cattle, live weight) ~66.1 pounds 30 kg Weights and Measures used in Agriculture Soybean Corn Cattle

1Q27 RESULTS

PORTFOLIO

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	mar/07	Grains and Pasture	8.886	7.014
2	Alto Taquari Farm (1)	Alto Taquari / MT	aug/07	Sugarcane	1.373	763
3	Chaparral Farm	Correntina / BA	nov/07	Grains and Cotton	24.841	17.663
4	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24.212	17.976
5	Avarandado Farm (Partnership II) (2)	Ribeiro Gonçalves / PI	nov/13	Grains	7.456	7.456
6	Morotí (Paraguai)	Boquerón	dec/13	Grains and Pasture	58.523	32.210
7	ETH Farm (Partnership III) (3)	Alto Taquari / MT	may/15	Sugarcane	3.903	3.903
8	Agro-Serra Farm (Partnership IV) (4)	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	13.645	13.645
9	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17.566	10.156
10	Xingu Farm (Partnership V) (5)	Região do Xingu / MT	aug/18	Grains	13.092	13.092
11	Regalito Farm (Partnership VI)	Região do Xingu / MT	sep/22	Grains	5.714	5.714
12	Arrojadinho Farm (6)	Jaborandi / BA	jan/20	Grains	16.644	11.732
13	Rio do Meio Farm (7)	Correntina / BA	jan/20	Grains	7.252	4.918
14	Serra Grande Farm	Baixa Grande do Ribeiro / PI	may/20	Grains	4.489	2.954
15	Serra Grande II Farm (Partnership VII) (8)	Baixa Grande do Ribeiro / PI	may/20	Grains	6.013	6.013
16	Acres del Sud (Bolívia)	Santa Cruz	feb/21	Grains and Sugarcane	9.882	9.031
17	Unagro Farm (Partnership VIII) (9)	Santa Cruz	feb/21	Grains	1.065	1.065
18	São Domingos Farm (Partnership IX) (10)	Comodoro / MT	jul/22	Grains	7.657	7.657
19	Panamby Farm	Querência, MT	sep/22	Grains	10.793	5.592
20	Alto da Serra Farm (Partnership X) (11)	Brotas / SP	mar/24	Sugarcane	6.773	6.773
21	Novo Horizonte Farm (Partnership XI) (12)	Primavera do Leste / MT	may/24	Grains	4.767	4.767
	Total				**254.548**	**190.095**

(1) The Company will continue to operate 1,157 hectares of the area sold in Oct/21 until 2027.
(2) Agricultural development partnership on the farm for up to 11 crop seasons, which may reach up to 10,000 hectares.
(3) Agricultural development partnership on the farm until March 2027.
(4) Agricultural development partnership on the farm for up to 15 years of sugarcane planting, with an option to renew for another 15 years.
(5) Agricultural development partnership on the farm for up to 12 years.
(6) Formerly named Fazenda Parceria VI, acquired through the merger of Agrifirma.
(7) Farm acquired through the merger of Agrifirma.
(8) Agricultural development partnership on the farm for up to 10 years.
(9) Agricultural development partnership on the farm for one crop season.
(10) Agricultural development partnership on the farm for up to 12 crop seasons.
(11) Agricultural development partnership on the farm for two 6-year sugarcane cycles.
(12) Agricultural development partnership for up to 16 years.

brasilagro 20 anos | www.ri.brasil-agro.com '26

1Q27 RESULTS

MARKET VALUE OF THE **PORTFOLIO**

As of June 30, 2026, the portfolio's market value, based on internal valuation, was R$3.34 billion, up 8.2% from the prior crop year.

Of the R$252.2 million increase, R$143.2 million corresponds to the appreciation of the same land parcels across both fiscal years, an increase of 4.7%, and R$109.0 million to the repossession of 4,092 hectares of Rio do Meio farm, due to the rescission of the sale contract entered into in 2022. Measured in soybean bushels, a metric used to reduce the effects of commodity price and exchange rate fluctuations, the same-area portfolio increased by 5.8%.

The appreciation of the same land parcels was driven mainly by land maturation and by the incorporation of irrigated areas in Bahia: the Arrojadinho and Jatobá farms together accounted for two-thirds of the increase. The internal valuation used an average soybean price of R$105.11 per bag, versus R$106.42 in the previous crop year.

Deloitte Touche Tohmatsu, the independent firm retained to conduct the market appraisal of our land assets, valued the Company's 2024/25 crop portfolio at R$3.5 billion, corresponding to an average of R$29,596 per arable hectare and a 13.5% CAGR over the last five years.



HISTORICAL PORTFOLIO VALUATION EVOLUTION
22,948.4
25,465.4
25,465.4
29,596.0
29,596.0
22,070.7
21,992.8
22,113.1
25,923.4
27,404.3
3.3
3.1
3.6
2.9
3.1
3.5
3.3
21/22
22/23
23/24
24/25
25/26
Internal (R$ bi)
Deloitte (R$ bi)
R$/ha (internal)
R$/ha (Deloitte)

NET ASSET VALUE **(NAV)**

brasilagro 20 anos | www.ri.brasil-agro.com '27

'28 The market value of the properties considered in the calculation of the net asset value is as of June 30, 2026, net of taxes. The market value of the properties, net of taxes, was calculated based on internal assessment. Book NAV BrasilAgro's Equity 2.0 25.30 9 2.025.309 Properties appraisal(1) 3.114.117 (-) Balance Sheet - Land Value (I nvestment Properties) (1.337.422) NAV - Net Asset Value 2.0 25.30 9 3.802.004 Number of Shares Outstanding 102.683 102.683 NAV per share 19,72 37,03 Number of shares (ex-treasury) 99.615 99.615 NAV per share (ex- treasury) 20 ,33 38,17 (1) 'According to our I nternal Appraisal as of 06/ 30/ 2026 (which includes Rio do Meio Farm, partially sold in September/ 26), net of taxes. June 30 , 20 26 (R$ thousand)

'29 INCOME STATEMENT (R$ thousand) 1Q27 1Q26 Chg. (% ) Revenues from Farm Sales 50.822 - n.a Revenues from grains 173.447 144.553 20% Revenues from cotton 9.721 22.082 -56% Revenues from sugarcane 116.725 130.212 -10% Revenues from cattle raising 4.472 10.678 -58% Revenues from farm leasing 3.047 1.632 87% Other revenues 1.608 832 93% Deductions from gross revenue (8.160) (7.020) 16% Net Sales Revenue 351.682 30 2.969 16% Change in fair value of biological assets and agricultural products (20.445) (16.975) 20% Reversal of provision for recoverable value of agricultural products, net. 877 649 35% Net Revenue 332.114 286.64 3 16% Cost of agricultural products sale (261.822) (292.356) -10% Gross Profit 70 .292 (5.713) n.a Selling Expenses (12.959) (14 .992) - 14 % General and Administrative Expenses (15.974) (16.587) - 4 % Depreciation and Amortization (822) (804) 2% Personnel expenses (9.713) (9.077) 7% Expenses with services providers (1.738) (1.392) 25% Leases and Rents (92) (104) -12% Others expenses (3.609) (5.210) -31% Other operating income/ expenses, net (3.875) (72) n.a Financial result 37.572 (4 0 .0 66) n.a Financial income 111.245 149.223 -25% I nterest on Financial I nvestments 8.984 8.917 1% I nterest on assets 2.997 827 n.a Foreign exchange variations 3.635 12.704 -71% I ncome from leasings' present value adjustment 295 - n.a I ncome from receivables from farm sales' present value adjustment 85.378 86.575 -1% Realized results with derivatives 4.836 15.402 -69% Unrealized results with derivatives 3.943 24.798 -84% Fair value of loans, financing and deb. 1.177 - n.a Financial expenses (73.673) (189.289) -61% I nterest expenses (506) - n.a Bank charges (791) (1.150) -31% I nterest on liabilities (27.843) (23.424) 19% Monetary variations - (3) n.a Foreign exchange variations (482) (3.069) -84% Expense from leasings' present value adjustment (15.417) (14.829) 4% Expense from receivables from farm sales' present value adjustment (9.366) (126.627) -93% Realized results with derivatives (7.337) (5.916) 24% Unrealized results with derivatives (9.045) (14.271) -37% Fair value of loans, financing and deb. (2.886) - Profit (loss) before income and social contribution taxes 75.0 56 (77.4 30 ) n.a I ncome and social contribution taxes 6.229 13.155 -53% Profit (loss) for the period 81.285 (64 .275) n.a Outstanding shares at the end of the period 99.615.457 99.615.457 n.a Basic earnings (loss) per share - R$ 0 ,8160 (0 ,64 52) n.a.

1Q27 RESULTS

BALANCE SHEET - ASSETS

Assets (R$ thousand)	09/30/2026	06/30/2026	Chg. (%)
Current assets			
Cash and Cash equivalents	277.787	168.499	65%
Marketable securities	17.375	16.353	6%
Derivative financial instruments	20.672	15.163	36%
Trade accounts receivable	422.080	341.808	23%
Inventories	300.074	272.257	10%
Biologial assets	220.427	277.274	-21%
	1.258.415	**1.091.354**	15%
Non-current assets			
Biological assets	12.478	13.767	-9%
Marketable securities	16.361	18.394	-11%
Derivative financial instruments	27.267	21.123	29%
Diferred taxes	252.970	229.292	10%
Accounts receivable and other credits	521.457	472.337	10%
Investment properties	1.249.421	1.337.422	-7%
Transactions with related parties	3.099	3.293	-6%
Investments	1.324	1.324	n.a
Property, plant and equipment	258.149	277.967	-7%
Intangible assets	4.723	5.021	-6%
Using rights	247.794	235.544	5%
	2.595.043	**2.615.484**	-1%
Total assets	**3.853.458**	**3.706.838**	**4%**

brasilagro 20 anos | www.ri.brasil-agro.com ‘30

'31 BALANCE SHEET - LIABILITIES Liabilities (R$ thousand) 0 9/ 30 / 20 26 0 6/ 30 / 20 26 Chg. (% ) Current liabilities Trade accounts payable and other obligations 171.694 110.115 56% Loans, financing and debentures 533.970 475.018 12% Labor obligations 14.367 22.486 -36% Derivative financial instruments 39.034 9.456 n.a Acquisitions payable 6.905 6.895 n.a Lease liabilities 60.769 83.613 -27% 826.739 70 7.583 17% Non- current liabilities Trade accounts payable and other obligations 28.468 23.882 19% Loans, financing and debentures 540.070 549.282 -2% Deferred taxes 34.637 32.231 7% Lease liabilities 352.631 323.952 9% Derivative financial instruments 19.391 19.618 -1% Provision for legal claims 5.816 3.571 63% Related parties transactions 8.137 10.226 -20% Acquisitions payable 11.200 11.184 n.a 1.0 0 0 .350 973.94 6 3% Total liabilities 1.827.0 89 1.681.529 9% Equity Share Capital 1.587.988 1.587.988 n.a Expenses with issuance of shares (11.343) (11.343) n.a Capital reserves (8.799) (6.475) 36% Treasury shares (43.648) (43.648) n.a Profits reserves 377.797 379.771 -1% Proposed additional dividends 30.000 30.000 n.a Comprehensive I ncome 13.089 89.016 -85% Retained earnings 81.285 - n.a Total equity 2.0 26.369 2.0 25.30 9 n.a Total liabilities and equity 3.853.4 58 3.70 6.838 4%

'32 CASH FLOW (R$ thousand) 1Q27 1Q26 Chg. (% ) CASH FLOW OF OPERATI NG ACTI VI TI ES Profit (loss) for the period 81.285 (64.275) n.a Adjustments to reconcile net income Depreciation and amortization 31.326 33.942 -8% Farm Sales Gain (50.822) - n.a Residual value of fixed and intangible assets 877 1.353 -35% Written-off in investment properties 126 186 -32% Gain unrealized results with derivatives (Net) 5.102 (10.527) n.a Exchange rate, monetary and financial charges (Net) 30.828 19.701 56% Adjustment to present value for receivables from sale of farms, machinery and financial leasings (74.303) 40.052 n.a Share based I ncentive Plan ("I LPA") (4.298) 400 n.a I ncome and social contribution taxes (14.825) (19.075) -22% Fair value of biological assets and agricultural products and depletion of harvest 20.445 16.975 20% Provision (Reversal) of impairment of agricultural products after harvest (877) (649) 35% Provision (Reversal) allowance for receivables credit 1.290 - n.a Provisions for lawsuits 2.366 (24) n.a Result on lease derecognition (92) (132) -30% 28.428 17.927 59% Changes in the Short Term Operating Capital Trade accounts receivable (55.814) (7.918) n.a I nventories (56.850) (77.060) -26% Biological Assets 48.815 86.589 -44% Recoverable Taxes 7.718 (18.370) n.a Derivative Transactions (5.455) (4.270) 28% Other assets (7.460) 17.271 n.a Suppliers 36.757 39.673 -7% Related parties 1.197 (87) n.a Taxes payable 11.043 4.495 n.a Labor obligations (7.597) (4.514) 68% Advance from customers 25.814 23.488 10% Lease liabilities (2.590) (2.485) 4% Other obligations 886 (1.211) n.a Payments of lawsuits (121) - n.a Additions to investment properties (10.140) (21.557) -53% Farm sales receipts 71.687 64.888 10% Net Cash generated by (used in) operating activities 86.318 116.859 - 26% I ncome tax and social contribution paid (2.798) (4.330) -35% Net cash generated by (used in) operating activities 83.520 112.529 - 26% CASH FLOW OF I NVESTMENT ACTI VI TI ES Additions to immobilized and intangible (3.936) (15.753) -75% Redemption of (investment in) marketable securities 9.995 (8.315) n.a Net Cash generated by (used in) investment activities 6.0 59 (24.0 68) n.a CASH FLOW OF FI NANCI NG ACTI VI TI ES Loans and financing raised 92.964 105.464 -12% I nterest from Loans and Financing (9.786) (7.899) 24% Payment of loans and financing (61.922) (109.935) -44% Generated (provided) net cash by financing activities 21.256 (12.370) n.a I ncrease (decrease) in cash and cash equivalents 110 .835 76.0 91 46% FX Variation in cash and cash equivalents (1.547) (115) n.a Cash and cash equivalents initial balance 168.499 142.908 18% Cash and cash equivalents final balance 277.787 218.884 27%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2026	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	CFO and IRO

33